FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: July 28, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2011

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2011

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2011

(1) Consolidated results of operations					(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three months ended June 30, 2011	305,231	(2.5)	33,313	(18.0)	39,922	(13.8)	24,804	(17.0)
Three months ended June 30, 2010	313,175	38.9	40,603	—	46,323	—	29,893	—

(Note) Comprehensive income:

40,763 million yen for the three months ended June 30, 2011                 (16,847) million yen for the three months ended June 30, 2010

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Three months ended June 30, 2011	135.19	135.19
Three months ended June 30, 2010	162.89	162.89

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
June 30, 2011	1,981,393	1,510,090	1,446,835	73.0
March 31, 2011	1,946,566	1,483,359	1,420,263	73.0

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2011	—	60.00	—	70.00	130.00
Year ending March 31, 2012	—	—	—	—	130.00

(Notes)

1. Dividends per share for the year ending March 31, 2012 are forecasts other than result at end of first quarter.

2. Dividends per share for the year ending March 31, 2012 are forecasted to be 130.00 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2012

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2012	1,360,000	7.3	168,000	7.7	180,000	4.4	112,000	(8.5)	610.46

(Note)

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2011.

4. Others

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2011: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i)	Changes due to adoption of new accounting standards: Please refer to the accompanying “2. Other Information” on page 10.

(ii)	Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i)	Number of shares issued:

191,309,290 shares at June 30, 2011	191,309,290 shares at March 31, 2011

(ii)	Number of treasury stock:

7,863,161 shares at June 30, 2011	7,796,321 shares at March 31, 2011

(iii)	Average number of shares outstanding:

183,468,445 shares in the three months ended June 30, 2011	183,519,965 shares in the three months ended June 30, 2010

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Accompanying Information

1. Business Results, Financial Condition and Prospects

(1) Business Results for the Three Months Ended June 30, 2011

Economic Situation and Business Environment

During the three months ended June 30, 2011 (“the first quarter”), the Japanese economy stagnated due to the broad effects of the Great East Japan Earthquake, namely a decline in corporate production activities and a reduction in personal spending. On the other hand, the European and U.S. economies recovered moderately on the back of solid exports and an increase in private capital investment. The Asian economy led by China continued to grow strongly.

During the first quarter, production activities for general industrial market expanded steadily. However, in the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), overall demand was sluggish compared with its initial projections, despite the expectations for demand growth.

Consolidated Financial Results

Average exchange rates for the first quarter were ¥82 to the U.S. dollar, marking appreciation of ¥10 (approximately 11%) from the three months ended June 30, 2010 (“the previous first quarter”), and ¥117 to the Euro, which was unchanged from the previous first quarter. As a result, net sales and income before income taxes for the first quarter were adversely affected by approximately ¥13 billion and ¥3 billion, respectively, compared with the previous first quarter. Consolidated net sales for the first quarter decreased by ¥7,944 million, or 2.5%, to ¥305,231 million, compared with ¥313,175 million in the previous first quarter due mainly to the negative impact of the yen’s appreciation and to a decline in sales in the Telecommunications Equipment Group. As a result, profit from operations for the first quarter decreased by ¥7,290 million, or 18.0%, to ¥33,313 million, compared with ¥40,603 million in the previous first quarter. In addition, income before income taxes decreased by ¥6,401 million, or 13.8%, to ¥39,922 million, compared with ¥46,323 million in the previous first quarter. Net income attributable to shareholders of Kyocera Corporation for the first quarter decreased by ¥5,089 million, or 17.0%, to ¥24,804 million, compared with ¥29,893 million in the previous first quarter.

	Three months ended June 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥313,175	100.0	¥305,231	100.0	¥(7,944)	(2.5)
Profit from operations	40,603	13.0	33,313	10.9	(7,290)	(18.0)
Income before income taxes	46,323	14.8	39,922	13.1	(6,401)	(13.8)
Net income attributable to shareholders of Kyocera Corporation	29,893	9.5	24,804	8.1	(5,089)	(17.0)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	162.89	—	135.19	—	—	—
Average US$ exchange rate	92	—	82	—	—	—
Average Euro exchange rate	117	—	117	—	—	—

Consolidated Results by Reporting Segment

i) Components Business:

Sales in the Components Business for the first quarter increased by ¥1,705 million, or 1.0%, to ¥166,142 million, compared with ¥164,437 million in the previous first quarter. Operating profit for the first quarter decreased by ¥1,744 million, or 6.2%, to ¥26,474 million, compared with ¥28,218 million in the previous first quarter.

1) Fine Ceramic Parts Group

Both sales and operating profit in this reporting segment for the first quarter increased compared with the previous first quarter as a result of growing demand for components used in the industrial machinery market such as semiconductor fabrication equipment and in the LED related market.

2) Semiconductor Parts Group

Sales decreased in this reporting segment for the first quarter compared with the previous first quarter due mainly to the yen’s appreciation. Operating profit increased compared with the previous first quarter, however, as a result of efforts to reduce manufacturing costs and improve productivity.

3) Applied Ceramic Products Group

Overall sales in this reporting segment for the first quarter increased compared with the previous first quarter due to an increase in sales in the cutting tool business. However, operating profit decreased compared with the previous first quarter due primarily to a decline in selling prices in the solar energy business.

4) Electronic Device Group

Despite the negative impact of the yen’s appreciation and slowed component demand for digital consumer equipment, sales and operating profit remained on par with the previous first quarter due to our efforts to expand sales in various fields such as industrial market.

ii) Equipment Business:

Sales in the Equipment Business for the first quarter decreased by ¥14,082 million, or 11.4%, to ¥109,139 million, compared with ¥123,221 million in the previous first quarter. Operating profit for the first quarter decreased by ¥3,762 million, or 35.4%, to ¥6,873 million, compared with ¥10,635 million in the previous first quarter.

1) Telecommunications Equipment Group

Sales of mobile phone handsets in Japan and the U.S. decreased affected by stagnated global handset market. In addition, the negative impact of the yen’s appreciation and disrupted production of certain models caused by disaster resulted in overall decline in sales and operating profit compared with the previous first quarter.

2) Information Equipment Group

Sales and operating profit in this reporting segment for the first quarter increased compared with the previous first quarter due to sales growth of mid-speed machines and color machines in Europe and Asia through an introduction of new models such as multifunctional peripherals and printers.

iii) Others:

Overall sales in this reporting segment for the first quarter increased compared with the previous first quarter due to an increase in sales at Kyocera Communication Systems Co., Ltd, etc. Operating profit decreased compared with the previous first quarter due mainly to an increase in R&D expenses for new businesses.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥17,233	5.5	¥20,515	6.7	¥3,282	19.0
Semiconductor Parts Group	42,808	13.7	40,775	13.3	(2,033)	(4.7)
Applied Ceramic Products Group	44,847	14.3	45,435	14.9	588	1.3
Electronic Device Group	59,549	19.0	59,417	19.5	(132)	(0.2)

Total Components Business	164,437	52.5	166,142	54.4	1,705	1.0
Telecommunications Equipment Group	64,756	20.7	48,949	16.1	(15,807)	(24.4)
Information Equipment Group	58,465	18.7	60,190	19.7	1,725	3.0

Total Equipment Business	123,221	39.4	109,139	35.8	(14,082)	(11.4)
Others	32,640	10.4	36,269	11.9	3,629	11.1
Adjustments and eliminations	(7,123)	(2.3)	(6,319)	(2.1)	804	—

Net sales	¥313,175	100.0	¥305,231	100.0	¥(7,944)	(2.5)

Operating Profit (Loss) by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2010		2011
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,322	13.5	¥3,452	16.8	¥1,130	48.7
Semiconductor Parts Group	8,984	21.0	9,305	22.8	321	3.6
Applied Ceramic Products Group	7,432	16.6	4,311	9.5	(3,121)	(42.0)
Electronic Device Group	9,480	15.9	9,406	15.8	(74)	(0.8)

Total Components Business	28,218	17.2	26,474	15.9	(1,744)	(6.2)
Telecommunications Equipment Group	5,132	7.9	(741)	—	(5,873)	—
Information Equipment Group	5,503	9.4	7,614	12.6	2,111	38.4

Total Equipment Business	10,635	8.6	6,873	6.3	(3,762)	(35.4)
Others	1,873	5.7	794	2.2	(1,079)	(57.6)

Operating profit	40,726	13.0	34,141	11.2	(6,585)	(16.2)
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	6,067	—	5,950	—	(117)	(1.9)
Adjustments and eliminations	(470)	—	(169)	—	301	—

Income before income taxes	¥46,323	14.8	¥39,922	13.1	¥(6,401)	(13.8)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in the Telecommunications Equipment Group decreased due to declined sales of mobile phone handsets. As a result, sales for Japan decreased compared with the previous first quarter.

2) Asia

Sales for Asia increased compared with the previous first quarter. This was due mainly to an increase in sales in the Applied Ceramic Products Group and in the Fine Ceramic Parts Group.

3) Europe

Sales increased in the Electronic Device Group and in the Information Equipment Group although sales decreased in the Applied Ceramic Products Group. As a result, sales for Europe increased compared with the previous first quarter.

4) United States of America

Sales for the United States of America decreased compared with the previous first quarter. This was due mainly to a decrease in sales in the Telecommunications Equipment Group led by declined sales of mobile phone handsets.

5) Others

Sales in the Information Equipment Group increased due to an increase in sales mainly in emerging nations. As a result, sales for Others increased compared with the previous first quarter.

	Three months ended June 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥138,756	44.3	¥134,232	44.0	¥(4,524)	(3.3)
Asia	50,940	16.3	55,731	18.3	4,791	9.4
Europe	52,898	16.9	53,271	17.4	373	0.7
United States of America	56,040	17.9	46,750	15.3	(9,290)	(16.6)
Others	14,541	4.6	15,247	5.0	706	4.9

Net sales	¥313,175	100.0	¥305,231	100.0	¥(7,944)	(2.5)

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2011 decreased by ¥11,617 million to ¥261,854 million from ¥273,471 million at March 31, 2011.

1) Cash flows from operating activities

Net cash provided by operating activities in the first quarter decreased by ¥28,426 million to ¥19,731 million from ¥48,157 million in the previous first quarter. This was due mainly to a decrease in net income and cash outflows from a decrease in notes and accounts payable.

2) Cash flows from investing activities

Net cash used in investing activities in the first quarter decreased by ¥9,987 million to ¥15,115 million from ¥25,102 million in the previous first quarter. This was due mainly to an increase in withdrawals of certificate of deposits and time deposits which exceeded an increase in purchases of held-to-maturity securities.

3) Cash flows from financing activities

Net cash used in financing activities in the first quarter totaled ¥13,938 million and remained at the same level as ¥13,898 million in the previous quarter. This reflected that an increase in dividends paid was offset by an increase in short-term borrowings.

	Three months ended June 30,
	2010	2011
	(Yen in millions)
Cash flows from operating activities	¥48,157	¥19,731
Cash flows from investing activities	(25,102)	(15,115)
Cash flows from financing activities	(13,898)	(13,938)
Effect of exchange rate changes on cash and cash equivalents	(9,508)	(2,295)
Net decrease in cash and cash equivalents	(351)	(11,617)
Cash and cash equivalents at beginning of period	313,126	273,471
Cash and cash equivalents at end of period	312,775	261,854

(3) Acquisition of Unimerco Group A/S

Kyocera made the decision to acquire Unimerco Group A/S (“Unimerco”), a Denmark-based industrial cutting tool manufacturing and sales company, through Kyocera Fineceramics GmbH (“KFG”), Kyocera’s Germany-based subsidiary, with the aim of expanding its cutting tool business. Unimerco became a wholly-owned subsidiary of KFG as of July 11, 2011. Through this acquisition, Kyocera has expanded its sales sites throughout the principle parts of the European market and intends to increase sales of its product lines going forward. Furthermore, by adding Unimerco’s line of high-quality, high-precision, custom-made solid-type cutting tools to the Kyocera Group lineup, Kyocera will also be able to fully engage in the growing fields of cutting tools for aviation and wind power generation, as well as enter the woodworking market, thus expanding its business through the pursuit of synergies between the two companies.

(4) Consolidated Forecasts for the Year Ending March 31, 2012 (“fiscal 2012”)

Kyocera posted results in the first quarter that were roughly in line with our initial projections despite the negative impact of the Great East Japan Earthquake. From the second quarter onward, despite heightened uncertainties such as the appreciation of the yen, financial problems in certain European nations and concern triggered by slowdown in the Asian economy, Kyocera expects production activities to recover in Japan as restoration from the recent disaster progresses. Accordingly, there are no changes to the forecasts of consolidated sales and profits for fiscal 2012, announced on April 27, 2011.

Kyocera has made the revisions to average exchange rates for fiscal 2012 in light of exchange rates in the first quarter and forecasts from the second quarter onward. The revised average exchange rates are ¥80 to the U.S. dollar, making appreciation of ¥1 from ¥81, and ¥113 to the Euro, marking appreciation of ¥2 from ¥115, compared with those rates announced on April 27, 2011. As a result of the revisions, net sales and income before income taxes for fiscal 2012 are adversely affected by approximately ¥9 billion and approximately ¥4 billion, respectively.

	Fiscal 2011 Result		Fiscal 2012 Forecasts announced on April 27, 2011		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Net sales	¥1,266,924	100.0	¥1,360,000	100.0	¥93,076	7.3
Profit from operations	155,924	12.3	168,000	12.4	12,076	7.7
Income before income taxes	172,332	13.6	180,000	13.2	7,668	4.4
Net income attributable to shareholders of Kyocera Corporation	122,448	9.7	112,000	8.2	(10,448)	(8.5)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(8)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(9)	Inability to secure skilled employees, particularly engineering and technical personnel;

(10)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(11)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(12)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(13)	Newly enacted laws and regulations or stricter interpretation of existing laws and regulations that may limit our business operations;

(14)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(15)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(16)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(17)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(18)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(19)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(20)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Other Information

Changes in accounting policies:

Recently Adopted Accounting Standards

Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	June 30, 2011		March 31, 2011		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥261,854		¥273,471		¥(11,617)
Short-term investments in debt securities	43,596		44,012		(416)
Other short-term investments	196,494		201,817		(5,323)
Trade notes receivables	18,151		19,536		(1,385)
Trade accounts receivables	204,426		208,404		(3,978)
Less allowances for doubtful accounts and sales returns	(4,401)		(4,795)		394
Inventories	248,256		232,899		15,357
Advance payments	71,153		72,207		(1,054)
Deferred income taxes	43,622		43,035		587
Other current assets	38,371		38,915		(544)

Total current assets	1,121,522	56.6	1,129,501	58.0	(7,979)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	409,916		377,075		32,841
Other long-term investments	30,350		16,804		13,546

Total investments and advances	440,266	22.2	393,879	20.3	46,387

Property, plant and equipment:
Land	59,952		59,638		314
Buildings	290,183		288,992		1,191
Machinery and equipment	707,037		706,474		563
Construction in progress	8,442		7,227		1,215
Less accumulated depreciation	(816,809)		(814,577)		(2,232)

Total property, plant and equipment	248,805	12.6	247,754	12.7	1,051

Goodwill	64,163	3.2	64,701	3.3	(538)
Intangible assets	40,618	2.1	42,160	2.2	(1,542)
Other assets	66,019	3.3	68,571	3.5	(2,552)

Total non-current assets	859,871	43.4	817,065	42.0	42,806

Total assets	¥1,981,393	100.0	¥1,946,566	100.0	¥34,827

	June 30, 2011		March 31, 2011		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥9,041		¥7,852		¥1,189
Current portion of long-term debt	10,793		10,687		106
Trade notes and accounts payable	96,530		101,265		(4,735)
Other notes and accounts payable	69,951		61,226		8,725
Accrued payroll and bonus	39,819		49,092		(9,273)
Accrued income taxes	15,969		18,069		(2,100)
Other accrued liabilities	25,128		24,337		791
Other current liabilities	32,542		28,087		4,455

Total current liabilities	299,773	15.1	300,615	15.4	(842)

Non-current liabilities:
Long-term debt	22,515		24,538		(2,023)
Accrued pension and severance liabilities	28,569		28,924		(355)
Deferred income taxes	104,584		90,005		14,579
Other non-current liabilities	15,862		19,125		(3,263)

Total non-current liabilities	171,530	8.7	162,592	8.4	8,938

Total liabilities	471,303	23.8	463,207	23.8	8,096

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,383		162,336		47
Retained earnings	1,280,506		1,268,548		11,958
Accumulated other comprehensive income	(60,544)		(75,633)		15,089
Treasury stock, at cost	(51,213)		(50,691)		(522)

Total Kyocera Corporation shareholders’ equity	1,446,835	73.0	1,420,263	73.0	26,572

Noncontrolling interests	63,255	3.2	63,096	3.2	159

Total equity	1,510,090	76.2	1,483,359	76.2	26,731

Total liabilities and equity	¥1,981,393	100.0	¥1,946,566	100.0	¥34,827

Note: Accumulated other comprehensive income is as follows:

	June 30, 2011	March 31, 2011	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥53,080	¥32,235	¥20,845
Net unrealized losses on derivative financial instruments	¥(12)	¥(29)	¥17
Pension adjustments	¥(3,880)	¥(3,534)	¥(346)
Foreign currency translation adjustments	¥(109,732)	¥(104,305)	¥(5,427)

(2) Consolidated Statements of Income (Unaudited)

	Three months ended June 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥313,175	100.0	¥305,231	100.0	¥(7,944)	(2.5)
Cost of sales	218,742	69.8	215,891	70.7	(2,851)	(1.3)

Gross profit	94,433	30.2	89,340	29.3	(5,093)	(5.4)
Selling, general and administrative expenses	53,830	17.2	56,027	18.4	2,197	4.1

Profit from operations	40,603	13.0	33,313	10.9	(7,290)	(18.0)
Other income (expenses) :
Interest and dividend income	5,293	1.7	5,818	1.9	525	9.9
Interest expense	(572)	(0.2)	(515)	(0.2)	57	—
Foreign currency transaction gains (losses), net	(273)	(0.1)	1,337	0.5	1,610	—
Other, net	1,272	0.4	(31)	(0.0)	(1,303)	—

Total other income (expenses)	5,720	1.8	6,609	2.2	889	15.5

Income before income taxes	46,323	14.8	39,922	13.1	(6,401)	(13.8)
Income taxes	14,749	4.7	13,180	4.3	(1,569)	(10.6)

Net income	31,574	10.1	26,742	8.8	(4,832)	(15.3)
Net income attributable to noncontrolling interests	(1,681)	(0.6)	(1,938)	(0.7)	(257)	—

Net income attributable to shareholders of Kyocera Corporation	¥29,893	9.5	¥24,804	8.1	¥(5,089)	(17.0)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥162.89		¥135.19
Diluted	162.89		135.19
Average number of shares of common stock outstanding:
Basic	183,520		183,468
Diluted	183,520		183,468

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) Cautionary Statement for Premise of a Going Concern

None.

(4) Cautionary Statement for Significant Changes in Equity

None.